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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)
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                           ARCO CHEMICAL COMPANY
                         (NAME OF SUBJECT COMPANY)

                           ARCO CHEMICAL COMPANY
                    (NAME OF PERSON(S) FILING STATEMENT)
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                  COMMON SHARES, PAR VALUE $1.00 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                001920 10 7
                     (CUSIP NUMBER OF CLASS SECURITIES)
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                         Robert J. Millstone, Esq.
                     Vice President and General Counsel
                           ARCO Chemical Company
                           3801 West Chester Pike
                     Newtown Square, Pennsylvania 19073
                               (610) 359-2000



    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on June 25, 1998 by ARCO Chemical Company, a Delaware corporation (the "Company"), relating to the offer (the "Offer") by Lyondell Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Lyondell Petrochemical Corporation, a Delaware corporation ("Lyondell"), to purchase for cash all outstanding shares, par value $1.00 per share, of the Company. The Offer by Purchaser was made pursuant to the terms of an Agreement and Plan of Merger, dated as of June 18, 1998, between the Company, Lyondell and Purchaser (the "Merger Agreement").

1.   Item 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is hereby amended and supplemented by adding the following:

CERTAIN LITIGATION

     On or about June 29, 1998, Mary E. McMullin, a purported shareholder of the Company, filed a complaint (the "Complaint") in the Court of Chancery in the State of Delaware against each of the members of the Board of Directors of the Company, the Company, Atlantic Richfield Company ("ARCO") and Lyondell. The complaint purportedly is brought on behalf of a class of all common stockholders of the Company other than the defendants and their affiliates. The complaint alleges that ARCO and the individual defendants breached fiduciary duties owed to the Company's public shareholders in connection with approval of the merger agreement. Among other things, the complaint seeks preliminary and permanent injunctive relief against the consummation of the proposed transaction and unspecified damages.

     The above summary is qualified in its entirety by reference to the Complaint. Attached is an exhibit hereto.

2.   Item 9.  MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended and supplemented to add the following:

Exhibit 47 Class Action Complaint filed in Mary E. McMullin v. Walter F. Beran et. al., C.A. No. 16493, Court of Chancery in the State of Delaware in and for New Castle County, on or about June 29, 1998.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   By:    /s/  Robert J. Millstone
                                      ---------------------------------------
                                   Name:   Robert J. Millstone
                                   Title:  Vice President and General Counsel

Dated:  July 1, 1998